2000 ANNUAL REVIEW
KENTUCKY INVESTORS, INC.



Letter to our Stockholders                   2
Board of Directors                           5
Corporate Officers                           6
Management's Discussion and Analysis         7


Selected Financial Data                      19
Report of Independent Auditors               19
Consolidated Financial Statements            20

Notes to Consolidated Financial Statements   24
Stock Prices and Annual Meeting              36










                          LETTER TO OUR STOCKHOLDERS


April 26, 2001, will mark the fortieth anniversary of the first life insurance policy sold by Investors Heritage Life Insurance Company. This year also marks the thirty-eighth anniversary of the incorporation of Kentucky Investors, Inc. to buy controlling interest in Investors Heritage, which was completed on April 30, 1964.

Since that first sale in 1961, we have sold hundreds of thousands of insurance policies and grown into a strong and vital organization. Ordinary life insurance sales this past year exceeded $36 Million, a 7.3% increase over 1999 sales. Our Sales Managers have set a goal of $38,500,000 for 2001. The Graph below shows the sales growth we have experienced over the past eleven years.

The niche markets in which Investors Heritage Life Insurance Company concentrates have proven to be outstanding ones in which to operate. We are a leader in the Final Expense and Preneed market, insuring clients of over 600 funeral homes in sixteen states. We are, and have been since 1966, a significant writer of Credit related products sold primarily in Kentucky through financial institutions and automobile dealers.

We have solid sales operations in the Preneed market in sixteen states. Virginia, Georgia, Tennessee & Kentucky showed special growth during 2000. As always, North Carolina was our leading Preneed producing state. We received approval to do business in Pennsylvania in February 2001. This is the 29th state in which we have been licensed.

Particularly exciting Preneed growth developed in Michigan. We began a new joint venture with Key Life Insurance Company in mid-year. They have been a longtime, substantial producer of Preneed insurance in Michigan and now market our products there and co-insure a portion of the business. The first six months of our partnership have been very successful and prospects for continued growth in Michigan are excellent.

A graph appears here showing sales growth experienced over the past eleven years.


1990 - $ 5,480,831
1991 - $ 7,334,826
1992 - $12,901,838
1993 - $12,600,405
1994 - $14,463,449
1995 - $17,288,702
1996 - $22,362,542
1997 - $27,237,530
1998 - $28,442,443
1999 - $33,838,526
2000 - $36,312,636

Since 1966, the Credit insurance market has played a significant role in our operations. The Financial Modernization Act of 1999 created new insurance opportunities for financial institutions and we are prepared to expand our service to those wishing to increase their insurance activities. Many financial institutions in Kentucky are aware of their new options and are exploring the possibilities, but there has not been a substantial change in their operations or emphasis. We believe we will benefit from the Credit related products market far into the future.

We have developed a new Term policy to help us in this market as well as in the regular life insurance market. The Level Term To 95 product will be competitive and attractive to our agents and their customers. We also plan to introduce a revised Final Expense Product in 2001 to be sold outside the Preneed market.

We plan to reinsure a portion of this new Final Expense policy in the future because statutory surplus growth is difficult with continual record sales and it will help stabilize our profit streams. We are also considering the possibility of reinsuring a larger portion of the Level Term To 95 and Life Paid Up At 95 policies to minimize unprojected losses. A few large claims in the Ordinary Life insurance market that occur during unexpected time frames can disrupt the steady progressive profits we want to maintain, and reinsuring a larger portion of the risk will ease this situation.

We believe that strategic alliances in sales and administration with other companies are important. In addition to our new alliance with Key Life, we are continuing our nonexclusive partnership with Aurora Casket Company and strategic alliance with Family Assistance Service, Inc.

Last year I reported on the success of our strategic alliance with Family Assistance. This group lends to funeral home clients when necessary and requested. During the first two years of this partnership, over $2.5 Million in loans have been approved for clients of our funeral home accounts. We are involved in other successful relationships and are considering more to assist in the sales of our insurance products.

On May 26, 2000, Investors Heritage Life Insurance Company entered into a reinsurance agreement with the National Organization of Life & Health Insurance Guaranty Associations the liquidator of Franklin American Life Insurance Company, and participating state guaranty associations. Under the agreement, Investors Heritage assumed the covered obligations of the policies issued by Franklin American in those states. We assumed the administration and responsibility for more than 18,000 policies. This transaction has run smoothly and is a tribute to the men and women of our organization who prepared for the assumption and carried it out in great fashion.

During 2000, Invested Assets increased 14.1% over year-end 1999. Assets Other Than Investments increased 64.2%, due primarily to the acquisition of the Franklin American block of business. Total Assets increased 25.7%, Total Liabilities 26.3%, and Shareholders' Equity 20.1%. Book Value Per Share increased from $26.87 in 1999 to $32.36 at December 31, 2000. Total Benefits and Expenses increased 9.1%.

As I mentioned earlier, sales have been at record levels for the past 13 years. In order to provide outstanding coverage and service to our clients, we constantly fine-tune our products and marketing as well as our underwriting and administrative systems.

Profits, as shown in the Financial Statements, were not as high as anticipated, primarily for the following reasons:

1. Unanticipated, extra expenses in the Agency Sales Department. We have taken steps to bring our sales expense back to levels expected in 2000. We believe this can be accomplished without reducing our strong sales results.

2. Extra mortality in our Life Paid Up At 95 product line, especially due to two large unexpected and non-reinsured claims. This is one reason for considering the lowering of our retention and reinsuring more of our large, individual cases, thereby reducing our loss exposure.

3. Extra mortality in the Legacy 2000 Reduced Benefits product. The previously mentioned new Final Expense product has been designed to correct current product deficiencies and replace the Reduced Benefits product. Reinsurance is also contemplated for this product in the future.

We believe these steps will enable us to meet projections in the future and stabilize our profit stream. The Management's Discussion & Analysis (pages 8 &
9) provides more discussion of these issues.

Glenn Doran served as a member of the Kentucky Investors, Inc. Board of Directors since August 8, 1963 and Investors Heritage Life Insurance Company Board of Directors since July 16, 1992. Mr. Doran retired from our Boards, effective January 1, 2001. The Boards regretfully accepted his resignation but were pleased to elect Harold Doran, his son, to succeed him. The Dorans built a strong banking company in west Kentucky during the past several decades and are
significant stockholders in Kentucky Investors, Inc.    Harold Doran, age 47, is
a retired banker having recently sold his interest in the banks.   Among his
many accomplishments is his service on the Kentucky Economic Development Finance Authority.

Personally and on behalf of the Kentucky Investors, Inc. family of companies, I want to thank Glenn Doran for his longtime friendship to my family and for his advice and counsel to us and all the officers of Kentucky Investors, Inc. and Investors Heritage Life Insurance Company over these many years. Harold Doran is an outstanding addition to our Boards of Directors and we look forward to his wise judgment and advice.

Kentucky Investors, Inc., Investors Heritage Life Insurance Company, and other subsidiaries through the years have been blessed with talented sales personnel and administrative staff members. Through our family of employees, with their talent, loyalty and interest in the success of the company, we have forged lasting relationships with our clients. This has led to our good fortune in experiencing record sales nearly every year. Our people and business practices allow us to quickly recognize and react to problems and opportunities that may arise.

On behalf of the Boards of Directors, management, staff, and sales associates of Kentucky Investors, Inc. and Investors Heritage Life Insurance Company, I want to express our appreciation to all our stockholders for their continued confidence and support.

/s/
Harry Lee Waterfield II



BOARD & CORPORATE OFFICERS

Harry Lee Waterfield II
Chairman of the Board
President and Chief Executive Officer
Frankfort, Kentucky


BOARD                              OFFICERS
-----                              --------

H. Glenn Doran                    Howard L. Graham
Board Member                      Vice President, Corporate Services
Cottage Grove, Tennessee          Frankfort, Kentucky

Gordon C. Duke                    Jane S. Jackson
Board Member                      Assistant Secretary
Frankfort, Kentucky               Frankfort, Kentucky

Robert M. Hardy, Jr.              Bobby D. Russell
Board Member                      Treasurer
Vice President & General Counsel  Frankfort, Kentucky
Frankfort, Kentucky

Jerry F. Howell                   Nancy W. Walton
Board Member                      First Vice President
Leesburg, Florida                 Frankfort, Kentucky

Dr. Jerry F. Howell               Wilma C. Yeary
Board Member                      Secretary
Morehead, Kentucky                Frankfort, Kentucky

David W. Reed                     Ernst & Young LLP
Board Member                      Independent Auditors
Gilbertsville, Kentucky

Helen S. Wagner
Board Member
Owensboro, Kentucky





CORPORATE OFFICERS OF SUBSIDIARIES

Harry Lee Waterfield II
Chairman, President and
Chief Executive Officer IFP


Rick Calvert                      Raymond L. Carr
Vice President P                  Vice President, I
                                  Administrative Operations &
                                  Computer Services

Michael F. Dudgeon, Jr.
Vice President, Financial Services I
Vice President F                  Howard L. Graham
                                  Vice President,
Robert M. Hardy, Jr.              Corporate Services I
Vice President & General Counsel I
Vice President, Legal F           N. Douglas Hippe
                                  Vice President, Accounting I
Julie Hunsinger
Vice President and Chief Actuary I
                                  Jane S. Jackson
                                  Assistant Secretary I
Margaret J. Kays                  Secretary FP
Vice President, Human Resources I
                                  Don R. Philpot
Jimmy R. McIver                   Vice President, Agency I
Vice President, Corporate Accounting I
Treasurer FP
Assistant Treasurer I
                                  Bobby D. Russell
                                  Treasurer I

Lawrence J. Sprecher, M.D.        Nancy W. Walton
Medical Director I                Vice President, Underwriting I

L. Jane Wise
Vice President, Policy Services I

Wilma C. Yeary
Secretary I




I  Investors Heritage Life Insurance Company
F  Investors Heritage Financial Services Group, Inc.
P  Investors Heritage Printing, Inc.







                  MANAGEMENT'S DISCUSSION  & ANALYSIS


ORGANIZATIONAL STRUCTURE

Effective December 31, 1999, Kentucky Investors, Inc. ("Kentucky Investors") became the holder of 100% of the outstanding common stock of Investors Heritage Life Insurance Company ("Investors Heritage") a Kentucky domiciled life insurance company, through a statutory share exchange. As a result of the share exchange each Investors Heritage stockholder received 1.24 shares of Kentucky Investors common stock in exchange for each share of Investors Heritage common stock. The share exchange did not have the effect of changing control of Investors Heritage since Kentucky Investors already owned 74% of the outstanding common stock of Investors Heritage prior to the effective date of the transaction.


CONSOLIDATION

Kentucky Investors is also the holding company of Investors Heritage Printing, Inc., a printing company ("Heritage Printing") and Investors Heritage Financial Services Group, Inc., an insurance marketing company ("Financial Services Group"). Kentucky Investors and its subsidiaries are collectively hereinafter referred to as the "Company". The accompanying consolidated financial statements of Kentucky Investors include the accounts of its respective wholly owned subsidiaries, after elimination of intercompany transactions. However, approximately ninety-nine percent (99%) of Kentucky Investors' operations are generated by Investors Heritage.


GROWTH, EXPANSION AND ACQUISITION

During the year the Company acquired the covered policy obligations of Franklin American Life Insurance Company ("Franklin American") through negotiations with the National Organization of Life & Health Insurance Guaranty Associations, the liquidator of Franklin American, and participating state guaranty associations. The majority of Franklin American's covered obligations were related to Preneed life insurance products. Investors Heritage has participated in this market since 1986. In addition to acquiring business that the Company currently markets, it put Investors Heritage in a position to add former Franklin American independent contractual agents to our agency force. In conjunction with the assumption reinsurance agreement, Investors Heritage entered into a coinsurance agreement with Scottish Annuity & Life Insurance Company (Cayman) Ltd. ("Scottish") whereby Investors Heritage ceded 85% of the assumed policy obligations from Franklin American. This transaction was closed effective April 1, 2000. For additional discussion of this agreement, see Note B to the Consolidated Financial Statements.

The Company has been expanding its market share in the Preneed funeral market for the last several years. The result has been consistent growth in almost all of the states that were targeted for expansion.

Financial Services Group continues to operate under marketing agreements with Investors Heritage. This arrangement has proven to be successful and enabled Financial Services Group and Investors Heritage to continue utilizing their expertise in the marketing and administration of Credit insurance products. Further, Financial Services Group enables Investors Heritage to offer mortgage protection and ordinary life insurance products through financial institutions.


FINANCIAL STRENGTH

The quality of our investment portfolio and the current level of shareholders' equity continue to provide a sound financial base as we strive to expand our marketing system to offer competitive, quality products. Please see INVESTMENTS, LIQUIDITY AND FUND RESTRICTIONS for a more detailed discussion.


BUSINESS SEGMENTS

Statement of Financial Accounting Standard ("SFAS") No. 131 requires a "management approach" in the presentation of business segments based on how management internally evaluates the operating performance of its business units. The segment data that follows has been prepared in accordance with SFAS No. 131. Please refer to the Notes to the Consolidated Financial Statements for additional information regarding segment data.


REVENUES

Overall revenues were $65,427,000, $62,772,000 and $57,708,000 in 2000, 1999 and
1998, respectively. The increases were due primarily to our growth as a provider of quality Preneed products, growth in invested assets due to increased sales of the Preneed and Burial products, and the acquisition of Franklin American business during 2000. A discussion of the changes follows. Additionally, the Company has experienced steady growth in net investment income which increased 12% or $1,806,000 in 2000 from 1999. The 1999 increase over 1998 was 7% or $1,045,000.


PRENEED & BURIAL PRODUCTS

The Preneed & Burial Products segment includes both life and annuity products sold by funeral directors or affiliated agents to fund prearranged funerals.

Revenues for the Preneed & Burial Products business segment were 7% or $3,371,000 higher in 2000 than 1999. The 1999 increase over 1998 was 14% or $5,839,000.

New premium production increased approximately 5% in 2000 over 1999. New premiums collected during 2000, 1999 and 1998 were $30,794,000, $29,242,000 and
$24,504,000, respectively. During 2000, Investors Heritage targeted sixteen states for developing new accounts. Investors Heritage continues to utilize the endorsements of two state funeral directors associations, North Carolina and West Virginia. These associations work with us in promoting Preneed sales. In addition, during 2000 Investors Heritage entered into a strategic partnership with Key Life Insurance Company of Indianapolis, Indiana, an experienced Preneed insurer in Michigan. Key Life utilizes the endorsement of the Michigan Funeral Directors Association to market Investors Heritage Preneed products in that state.

Premium production remains strong in North Carolina. However, due to the successful expansion of our marketing operation in other states, new Preneed premiums from North Carolina agents accounted for 37% of the total new Preneed premiums collected in 2000 compared to 40% for 1999. New premium collections from Kentucky in 2000 increased 9% in 2000 over 1999 and accounted for 17% of the total premium collected in 2000. Other states showing significant gains were Georgia, Michigan, Mississippi, South Carolina, Tennessee and Virginia. Management plans to continue to develop the Preneed funeral market and anticipates increases in single premium production for 2001 over 2000. It is anticipated that increases will be derived from higher production in the states noted above and from expansion into Pennsylvania where Investors Heritage has recently been authorized to do business.

Increase in net investment income earned by Preneed and Burial products also contributed to the overall increase in Revenues. Net investment income increased 15% in 2000 compared to 1999 and 11% in 1999 compared to 1998. The increase in net investment income is partially due to the Company's investments in mortgage loans, which have been selectively increased due to the continuing low rates on fixed maturities. This strategy has added value to the overall portfolio. (See Investments, Liquidity and Fund Restrictions.)

The Company has also continued its partnership with Family Assistance Service, Inc., a firm that provides an at-need financing program and an accounts receivable/cash management system for funeral homes. The Company offers this program to existing Preneed funeral home clients as well as funeral homes that do not currently sell our Preneed insurance products. While this relationship has not produced significant income for the Company, it has been a very productive relationship. Most importantly, Family Assistance has been helpful in increasing our core lines of business by giving the Company an opportunity to offer a valuable service to our funeral home accounts.

Management anticipates the introduction of a new whole life final expense product during the third quarter of 2001. The new product, Heritage Final Expense, will replace the Legacy 2000 Final Expense series and will be marketed through funeral homes and independent agencies. The Company is also exploring reinsurance opportunities with regard to this new product to reduce initial surplus strain and level out future profits.


TRADITIONAL & UNIVERSAL LIFE PRODUCTS

This segment includes traditional life and group life insurance products, annuities (primarily qualified) and universal life products.

Revenues for 2000, 1999 and 1998 were $13,007,000, $13,573,000 and $14,146,000, respectively. New premiums collected during 2000, 1999 and 1998 were $2,313,287, $2,884,000 and $2,953,000, respectively. For the past few years, emphasis on recruiting has been primarily concentrated in the Preneed and Burial markets. Traditional and Universal Life products will continue to be a sales division within Investors Heritage and we will continue to service our business in force as well as actively recruit new agents and associates to supplement the agency force in this sales division.

Net investment income for this segment increased 2% in 2000 compared to 1999 and 1% in 1999 compared to 1998. The increase in net investment income compared to 1999 is due to the overall increase in the Company's net investment income.

Financial Services Group will also continue to market traditional insurance products of Investors Heritage through banks and other financial institutions. Management anticipates the introduction of a new term product during the first quarter of 2001. The new product, Level Term To 95, will replace the Company's prior Level Term product and will be marketed through the Ordinary distribution system and through Financial Services Group. The Company has a tentative reinsurance agreement in place with regard to this product to reduce initial surplus strain and level out future profits.


CREDIT INSURANCE PRODUCTS & ADMINISTRATIVE SERVICES

This segment includes the marketing and administration of Credit Life and Credit Accident and Health insurance products (respectively "Credit Life" and "Credit A&H", and collectively "Credit Insurance"). Credit Insurance premiums written during 2000, 1999 and 1998 were $15,455,000, $18,774,000 and $17,390,000, respectively. Since the Investors Heritage Credit Insurance agency force has not been reduced, management believes the decrease in Credit insurance premiums is directly related to a decrease in loan demand. All of the related underwriting risk is being reinsured 100% with major, well-known life companies, Munich American Reassurance Company and ReliaStar Life Insurance Company. In addition, Financial Services Group has obtained reinsurance relationships for Investors Heritage with three other companies, Life Investors Insurance Company, Bankers Life Insurance Company and American United Life Insurance Company. Each of these agreements generates marketing and retention fees, but not
administration fees.   The agreement with Bankers Life Insurance Company was
canceled effective January 31, 2001 with respect to new business.

Revenues for this segment were $423,000, $345,000 and $307,000 for 2000, 1999 and 1998, respectively.


CORPORATE & OTHER

This segment consists of corporate accounts measured primarily by stockholders' Paid-In Capital, Contributed Surplus, Earned Surplus, Property and Equipment and other minor business lines which include group annuities and group and individual accident and health products.

Revenues from this segment were $1,468,000 in 2000, $1,696,000 in 1999 and $1,936,000 in 1998. Realized capital losses in 2000 and 1999 were $599,000 and $307,000 respectively, that were offset by higher net investment income. The primary reason for the higher revenues during 1998 was a $126,000 realized capital gain.


OPERATING RESULTS

The Company's Net Income for 2000 decreased $873,000 or 37% from 1999 and for 1999 increased $404,000 or 20% from 1998. The decrease in net income when compared to 1999 comes from several areas in operations. General expenses were higher than projected due to opportunities to increase our home office field agency staff, agency related general expenses were underestimated and overall mortality was 8% higher than expected due to unanticipated anti-selection in certain final expense products. Corrective measures include increasing involvement of department heads and staff in development of the general expense budget, a reduction in the retention limit on any one life in traditional and universal life products, the utilization of reinsurance to lower the mortality risk on any future life products that are developed and to minimize initial surplus strain, and the development of the "Heritage Final Expense" product.

Earnings per share were $1.31, $2.79 and $2.34 for 2000, 1999 and 1998, respectively.


PRENEED & BURIAL PRODUCTS

Pre-tax income (Income from Operations Before Federal Income Tax) for this business segment of the Company was $1,358,000, $3,590,000 and $2,408,000 for 2000, 1999 and 1998, respectively. The decrease in pre-tax income in 2000 is primarily due to causes identified above. The majority of the general expense overruns as well as the higher than expected mortality was related to this segment of business. The increases for the prior two years are the result of actively managing the investment portfolio and reduced levels of relative policyholder benefits and expenses related to in force business. However, current market conditions, including competitive pricing for this segment and the low interest rate environment continue to narrow profits generated from new sales.


TRADITIONAL & UNIVERSAL LIFE PRODUCTS

Pre-tax income for this segment was $667,000, $1,047,000 and $1,194,000 in 2000,
1999 and 1998, respectively. 1999 and 1998 were close to projections for revenues and expenses. Higher than expected unreinsured claims and expense levels in 2000 reduced pre-tax income.


CREDIT INSURANCE PRODUCTS & ADMINISTRATIVE SERVICES

During the third quarter of 1994 Investors Heritage began the process of phasing out of the Credit insurance market as a direct writer. Pre-tax gain (losses) were $113,000, ($43,000), and ($142,000) for 2000, 1999 and 1998, respectively.

Prior year losses were generated by the run-off of Credit Insurance and the related deferred acquisition costs amortization from an aged block of business. Improvement in this line is due to the fact that Investors Heritage has been reinsuring 100% of the Credit Insurance risks for the past few years while generating revenues by servicing and administering the business for our reinsurers. This segment's performance should continue to improve due to the growth of the income from fully reinsured business and reduced amortization from run-off business.


CORPORATE & OTHER

Pre-tax income for this segment was $106,000, $258,000 and $550,000 for 2000, 1999 and 1998, respectively. Pre-tax realized capital losses were $599,000 and $307,000 for 2000 and 1999, respectively. Pre-tax realized capital gains were $126,000 during 1998.


INVESTMENTS, LIQUIDITY AND FUND RESTRICTIONS

The Company's investment portfolio continues to provide financial stability. It is management's opinion that the Company has adequate cash flows both on a long-term and short-term basis as evidenced by the Consolidated Statements of Cash Flows presented in this Annual Review. The Company's cash flows were derived from insurance premiums and investments. Management anticipates these cash flows to experience steady growth due to the profitability of all three subsidiaries.

During 2000, Financial Services Group's fifth full year of operation, revenues were $539,000, down 12% or $71,000 compared to 1999, and dividends in the aggregate amount of $210,000 were paid to Kentucky Investors. Revenues from Heritage Printing were $534,000 in 2000, down 1% compared to $542,000 in 1999, and Heritage Printing paid $27,500 in dividends to Kentucky Investors in 2000. Management of Heritage Printing will continue to work to improve revenues from unaffiliated sources as well as to provide printing services for Investors Heritage. Revenues from these sources constitute approximately 1% of the Company's overall Revenues in 2000 and management is working on the continued growth and profitability of both Financial Services Group and Heritage Printing.

Management is not aware of any commitments or unusual events that could materially affect the Company's capital resources. During the fourth quarter of 2000 Kentucky Investors borrowed $2,000,000 on a long-term basis; however, there was no short-term external debt. Kentucky Investors utilized $200,000 of the loan amount to reduce debt to Investors Heritage and $1,800,000 was loaned to Investors Heritage in exchange for a surplus note. (See Note F to the Financial Statements).

Other than the items disclosed in Note H to the Consolidated Financial Statements and the increased regulatory reporting requirements which generally increase administrative expenses, management is not aware of any current recommendations by any regulatory authority which if implemented would have any material effect on the Company's liquidity, capital resources or operations.

The Company will continue to explore various opportunities including mergers and acquisitions and purchasing blocks of business from other companies, which may dictate a need for either long-term or short-term debt. There are no restrictions as to use of funds except the restriction on Investors Heritage as to the payment of cash dividends to shareholders which is discussed in more detail in Note H to the Consolidated Financial Statements.

Since inception, we have maintained a sound, conservative investment strategy. The fixed income portfolio of public bonds is managed by an independent portfolio manager, Charter Oak Capital Management, Inc. ("Charter Oak"). Effective December 31, 2000, Charter Oak was purchased by Conning Asset Management Company ("Conning") and Conning will continue to manage the Company's fixed income assets. As of December 31, 2000, 86.6% of the Company's total invested assets are managed by Conning pursuant to specific investment guidelines which have been approved by the Board of Directors. The primary investment objectives have been to maintain the quality and integrity of the fixed income portfolio while improving the total return on investments. These goals have been accomplished by methodically diversifying the portfolio over the last 12 years.

The fixed income portfolio is diversified among sectors. The market value and the Standard & Poor's average quality rating of this portfolio as of December 31, 2000 are $220.4 million and AA, respectively. At year-end 2000 the fixed income portfolio was allocated as follows: 47.9% - corporate; 14.5% - government; 22.1% - mortgage-backed securities; 9.6% - foreign; 5.4% - asset-backed securities; and 0.5% - states and political subdivisions. Within the corporate bond sector, the portfolio is also diversified with 33.7% of that sector invested in bank and finance, 51.8% in industrial and miscellaneous, and 14.5% in utilities. Pie charts showing the Distribution of Fixed Income Assets and Distribution of Corporate Bonds are located on page 17.

The fixed income portfolio also includes $48.7 million (at fair value) of mortgage-backed securities ("MBS"), which represents 19% of total invested assets and 22% of the fixed income portfolio. MBS add value to the portfolio and Conning has provided the expertise to purchase MBS with the confidence that the credits have been properly analyzed and that the investment properly suits the Company's asset and liability needs.

There have been concerns expressed by rating agencies, various regulators and other constituencies regarding investments in MBS by insurers and other financial institutions. Although these highly rated securities provide excellent credit quality, their liquidity and risk must be monitored. Except for two commercial-backed mortgages of approximately $1.3 million, all of the collateral of the MBS owned are guaranteed by the Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") or Federal Home Loan Mortgage Corporation ("FHLMC").

The FNMA and FHLMC securities are structured either as publicly traded collateralized mortgage obligations ("CMO") or pass-throughs. Unlike most corporate or real estate debt, the primary concern with an MBS is the uncertainty of timing of cash flows due to prepayment assumptions rather than the possibility of loss of principal.

CMO holdings represent approximately 65% of the total MBS portfolio. When these securities are purchased at a discount or premium, the income yield will vary with changes in prepayment speeds due to the change in accretion of discount or amortization of premium, as well as the timing of the basic principal and interest cash flows. The overall impact of the CMO variability in yields on the portfolio is not significant in relation to the yield and cash flows of the total invested assets. More importantly, the investment portfolio has no exposure to the more volatile, high-risk CMO, such as those structured to share in residual cash flows. Except for one sequential pay CMO of approximately $959,000, the CMO held are either planned amortization class ("PAC") bonds, including one planned amortization class-Z account ("PAC-Z"), or support class ("SUP") bonds, both of which are structured to provide more certain cash flows to the investor and therefore have reduced prepayment risk.

Pass-throughs comprise the remainder of MBS owned representing approximately 35% of the total MBS portfolio. Pass-throughs are GNMA, FNMA or FHLMC guaranteed MBS which, simply stated, pass-through interest and principal payments to the investors in accordance with their respective ownership percentage.

Additionally, the Company also engages in commercial and residential mortgage lending with approximately 93% of these investments being in commercial properties. All mortgage loans are originated in-house and all loans are secured by first mortgages on the real estate. Loan to value ratios of 80% or less and debt service coverage from existing cash flows of 115% are generally required. The Company minimizes credit risk in its mortgage loan portfolio through various methods, including stringently underwriting the loan request, maintaining small average loan balances, reviewing its larger mortgage loans on an annual basis and diversifying the portfolio by property type. The average loan balance is $378,798 and the average loan to value is 54.0%. The largest loan currently held is $844,688. The Company has $23.9 million invested in mortgage loans, which represents 9% of total invested assets. The portfolio is diversified across various property types as follows: 14.5% - office; 49.7% - retail; 8.0% -industrial; 6.9% - 1 to 4 family; 9.5% - apartments; and 11.4% - other. A pie chart showing the Distribution of Mortgage Loans is located on page 18.

The Company has been methodically reducing the concentration of mortgage loans on properties located in Kentucky and diversifying its portfolio geographically. Approximately 48.5%, compared to 62.6% at year-end 1999, of the mortgage loans are located in the various geographic regions of Kentucky. The Company is familiar with its mortgage loan markets and is not aware of any negative factors or trends, which would have a material impact on the local economies where the mortgage loan properties are located. The Company has been successful in adding value to the total investment portfolio through its mortgage loan originations due to the fact that yields realized from the mortgage loan portfolio are from 114 to 237 basis points higher than yields realized from fixed income investments. Value has also been added because the mortgage loan portfolio has consistently performed well. As of December 31, 2000, the Company had only one non-performing mortgage loan, which would include loans past due 90 days or more, loans in process of foreclosure, restructured loans and real estate acquired through foreclosure. The non-performing mortgage loan, which is more than 90 days past due, is a Residential Mortgage with an outstanding balance of under $50,000. The property securing the loan has a fair market value of $75,000.

The strength of our liquidity is found in our conservative approach in the product development area and in the strength and stability of our fixed income portfolio and our mortgage loans. For 2000, the fixed income investments were 99.8% investment grade as rated by Standard & Poor's, down from 0.2% from 1999. None of the Company's fixed income assets are in default. Liquidity is also managed by laddering maturities of our fixed income portfolio. The average duration of our fixed income investments is 5.2 years with approximately $7.0 million due within 12 months and approximately $30.2 million due within the following four years. Historically management has anticipated that all such investments will be held until maturity. However, one of the responsibilities of our independent portfolio manager is to constantly monitor the credit rating of our fixed income investments to determine if rating changes of any investment requires action by management. As explained in detail in Note A to the Consolidated Financial Statements, all fixed income securities and all marketable equity securities are classified as available-for-sale and are carried at fair value.


MARKET RISK EXPOSURES

Measuring market risk is a key function of our asset/liability management process. To test financial risk and investment strategy, the Company performs an asset adequacy analysis each year. Dynamic models of both assets and liabilities are created to project financial results under several shifts in the current interest rate environment. Results show that the Company's exposure to a relative 10% increase or decrease in the interest rates prevalent at December 31, 2000 is a net loss of less than $500,000. A graph of the total price behavior curve tested is shown on Page 18 of this Annual Review.

Items taken into account on the asset side include prepayment and liquidity risks, asset diversification and quality considerations. On the liability side, interest crediting strategies and policyholder and agent behavior (lapses, loans, withdrawals and premium flow) are dynamically modeled in relationship to the particular interest rate environment tested. Although the Company is careful to ensure that these assumptions are consistent with the best available data, interest-sensitive cash flows cannot be forecast with certainty and can deviate significantly from the assumptions made. Because asset and liability durations are continually changing as new policyholder contracts are issued and as new investments are added to the portfolio, the Company manages its balance sheet on an ongoing basis and its net exposure to changes in interest rates may vary over time.


REGULATORY MATTERS

The statutory capital and surplus of Investors Heritage decreased $567,000 in 2000 following a decrease of $507,000 in 1999. During the last quarter of 2000 two fixed maturity investments were sold at a substantial loss. To offset this loss an investment in an unaffiliated common stock was sold at a gain. The net realized gain was $131,000. However, a net unrealized loss of $936,000 was recognized in 2000 on the unaffiliated common stock and an unrealized gain of $346,000 on affiliated investments for a net charge to capital and surplus of $590,000.

Another charge to statutory surplus for 2000 was Goodwill in the amount of $598,000. Statutory goodwill associated with the 2000 purchase of the covered obligations of Franklin American was disallowed as an admitted asset by the Kentucky Department of Insurance even though statutory goodwill, up to 10% of the insurer's capital and surplus, is an admitted asset under the Accounting Practices and Procedures of the National Association of Insurance Commissioners ("NAIC"). The Kentucky General Assembly has recently adopted legislation that will allow the statutory goodwill to be included as an admitted asset in accordance with NAIC standards. Therefore, the amortized statutory goodwill will be added back to surplus after the effective date of the legislation. The decrease in capital and surplus in 1999 was primarily due to an unrealized loss in unaffiliated common stock recognized at year-end 1999.

In addition to the loss in investments, Investors Heritage experienced a $467,000 operating loss in 2000. Acquisition costs on record insurance sales which are required to be expensed in the year of sale under statutory accounting practices, adverse mortality experience in both Preneed and Traditional Life Products, a non-budgeted one-time general expense and the acquisition costs in connection with the Franklin American business were the primary reasons. For additional discussion on statutory accounting practices refer to Note H to the Consolidated Financial Statements.


FORWARD LOOKING INFORMATION

The Company cautions readers regarding certain forward-looking statements contained in this report and in any other statements made by, or on behalf of, the Company, whether or not in future filings with the Securities and Exchange Commission (the "SEC"). Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Statements using verbs such as "expect", "anticipate", "believe" or words of similar import generally involve forward-looking statements. Without limiting the foregoing, forward-looking statements include statements which represent the Company's beliefs concerning future levels of sales and redemptions of the Company's products, investment spreads and yields or the earnings and profitability of the Company's activities.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which are subject to change. These uncertainties and contingencies could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable factors and developments. Some of these maybe national in scope, such as general economic conditions, changes in tax laws and changes in interest rates. Some may be related to the insurance industry generally, such as pricing competition, regulatory developments, industry consolidation and the effects of competition in the insurance business from other insurance companies and other financial institutions operation in the Company's market area and elsewhere. Others may relate to the Company specifically, such as credit, volatility and other risks associated with the Company's investment portfolio. The Company cautions that such factors are not exclusive. The Company disclaims any obligation to update forward-looking information.


Explanation of graphs appear here.


DISTRIBUTION OF INVESTED ASSETS

A pie chart appears on this page showing the Distribution of Invested Assets for all of the assets of the Company. The chart shows the following breakdown:
Fixed Maturities: 86.3%; Mortgage Loans - R.E.: 9.3%; Policy Loans: 3.0%; Equity Securities: 0.5%; Short Term Investments: 0.7%; Other Long Term
Investments:  0.2%.


DISTRIBUTION OF FIXED INCOME ASSETS

A pie chart appears on this page showing the Distribution of Fixed Income Assets. The chart shows the following breakdown: Corporate: 47.9%; Mortgage-backed Securities: 22.1%; Government: 14.5%; Foreigns: 9.6%; Asset-backed
Securities:  5.4%; States & Political Subdivisions:  0.5%.


DISTRIBUTION OF CORPORATE BONDS

A pie chart appears on this page showing the Distribution of Corporate Bonds. This chart shows the following breakdown: Industrial and Miscellaneous: 51.8%; Bank and Finance: 33.7%; and Utilities: 14.5%.


DISTRIBUTION OF MORTGAGE LOANS

A pie chart appears on this page showing the Distribution of Mortgage Loans. This chart shows the following breakdown: Retail: 49.7%; Other: 11.4%;
Apartments: 9.5%; Office Properties: 14.5%; residential (1-4 families): 6.9%; and Industrial: 8.0%.


OPTION ADJUSTED VALUE VS TERM STRUCTURE SHIFT GRAPH

A graph appears on this page showing the results of the Asset Adequacy Analysis performed by the Company. The graph demonstrates the option-adjusted prices of assets, liabilities, and surplus at various shifts in the interest rate environment.



                         SELECTED FINANCIAL DATA

        (000's omitted except for Earnings and Cash Dividends Per Share)


                    2000     1999    1998    1997     1996
                    ----     ----    ----    ----     ----

Total Revenue     $ 65,427 $ 62,772 $57,708 $52,707 $ 47,962
Total Benefits &
   Expenses         63,183   57,920  53,698  49,863   46,320
Net Income           1,506    2,379   1,975   1,523    1,147
Earnings Per          1.31     2.79    2.34    1.84     1.41
Share
Total Assets       365,936  291,215 288,369  256,872 224,997
Total Liabilities  328,681  260,186 243,673  217,543 190,997
Debt                 2,229      264     407      -0-     -0-
Cash Dividends
  Per Share            .38      .38     .38      .38     .38



                           REPORT OF INDEPENDENT ANDITORS

The Board of Directors and Stockholders
Kentucky Investors, Inc.

      We have audited the accompanying consolidated balance sheets of Kentucky Investors, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kentucky Investors, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/
Ernst & Young, LLP
Cincinnati, Ohio
March 15, 2001








                            KENTUCKY INVESTORS, INC.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 and 1999

ASSETS                                                  2000             1999
                                                        ----             ----

   INVESTMENTS
   Securities available-for-sale, at fair value:
     Fixed maturities (amortized cost: 2000-
       $215,983,658; 1999- $198,948,096)           $220,446,702   $195,009,506
     Equity securities (cost: 2000-$845,735; 1999-
       $1,150,392)                                    1,366,982      2,363,864
   Mortgage loans on real estate                     23,864,291     17,795,599
   Policy loans                                       7,760,207      7,379,349
   Other long-term investments                          428,042        528,850
   Short-term investments                             1,890,815      1,037,081
                                                   ------------   ------------
   Total investments                               $255,757,039   $224,114,249

   Cash and cash equivalents                          3,324,447      2,428,652
   Accrued investment income                          3,826,971      3,464,177
   Due and deferred premiums                          4,601,062      4,440,484
   Deferred acquisition costs                        23,962,641     23,341,062
   Present value of future profits                      586,298            -0-
   Leased property under capital leases                 224,879        255,381
   Property and equipment                             1,909,928      2,129,443
   Goodwill                                           1,019,407      1,067,952
   Other assets                                       1,319,856      1,333,183
   Amounts recoverable from reinsurers               69,403,217     28,640,627
                                                  -------------   ------------
                                                   $365,935,745   $291,215,210
                                                  =============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY

   LIABILITIES
   Policy liabilities:
     Benefit reserves                             $290,096,285    $226,449,401
     Unearned premium reserves                      23,816,171      24,163,694
     Policy claims                                   2,570,382       2,012,392
     Other policyholders' funds:
     Dividend & endowment accumulations              1,084,217       1,043,436
     Reserves for dividends & endowments & other       801,687         787,172
                                                  ------------    ------------
       Total policy liabilities                   $318,368,742    $254,456,095
     Federal income taxes                            3,810,143       1,459,622
     Obligations under capital leases                  228,991         264,324
     Notes payable                                   2,000,000             -0-
     Other liabilities                               4,273,551       4,006,294
                                                  ------------    ------------
       Total liabilities                          $328,681,427    $260,186,335
                                                  ------------    ------------

   STOCKHOLDERS' EQUITY
     Common stock (shares issued: 2000-1,151,323, $  1,151,323    $  1,154,880
       1999-1,154,880)
     Paid-in surplus                                 8,399,106       8,499,592
     Accumulated other comprehensive income (loss)   3,001,407      (2,313,784)
     Retained earnings                              24,702,482      23,688,187
                                                  ------------    ------------
     Total stockholders' equity                   $ 37,254,318    $ 31,028,875
                                                  ------------    -----------
                                                  $365,935,745    $291,215,210
                                                  ============    ============

                       See notes to consolidated financial statements.



                            KENTUCKY INVESTORS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
               FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998

                                             2000        1999          1998
                                             ----        ----          ----

REVENUE
Premiums and other considerations        $47,939,399  $46,907,642  $42,638,289
  Investment income, net of expenses      17,017,723   15,211,964   14,167,232
  Realized gain (loss) on investments,      (599,238)    (307,275)     126,179
    net
  Other income                             1,069,180      959,332      776,612
                                         -----------  -----------  -----------
    Total revenue                        $65,427,064  $62,771,663  $57,708,312
                                         -----------  -----------  -----------
BENEFITS AND EXPENSES
   Death and other benefits              $26,629,623  $22,845,282  $20,767,497
   Guaranteed annual endowments              746,215      776,742      800,041
   Dividends to policyholders                716,426      715,448      626,325
   Increase in benefit reserves and
     unearned premiums                    20,400,433   20,187,658   18,400,657
   Acquisition costs deferred             (8,526,224)  (8,407,930)  (7,060,559)
   Amortization of deferred acquisition    7,213,058    6,335,810    6,551,456
     costs
   Commissions                             5,998,730    6,358,819    5,231,882
   Other insurance expenses               10,005,106    9,108,078    8,380,727
                                         -----------  -----------  -----------
     Total benefits and expenses         $63,183,367  $57,919,907  $53,698,026
                                         -----------  -----------  -----------

INCOME FROM OPERATIONS BEFORE
   FEDERAL INCOME TAX AND MINORITY
   INTEREST IN NET INCOME OF SUBSIDIARY  $ 2,243,697  $ 4,851,756  $ 4,010,286
                                         -----------  -----------  -----------

   Provision for income taxes:
     Current                             $    65,330  $   326,000  $   362,000
     Deferred                                672,000    1,305,000      952,000
                                         -----------  -----------  -----------
                                         $   737,330  $ 1,631,000  $ 1,314,000
                                         -----------  -----------  -----------

INCOME FROM OPERATIONS BEFORE
   MINORITY INTEREST IN NET INCOME
   OF SUBSIDIARY                         $ 1,506,367  $ 3,220,756  $ 2,696,286
                                         -----------  -----------  -----------

MINORITY INTEREST IN NET INCOME
   OF SUBSIDIARY                                 -0-      841,500      721,149

NET INCOME                               $ 1,506,367  $ 2,379,256  $ 1,975,137
                                         ===========  ===========  ===========

EARNINGS PER SHARE                       $      1.31  $      2.79  $      2.34
                                         ===========  ===========  ===========


                See notes to consolidated financial statements.



                           KENTUCKY INVESTORS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998

                                 ACCUMULAED
                                 OTHER                         TOTAL
           COMMON      PAID-IN   COMPREHENSIVE    RETANED      STOCKHOLDERS'
           STOCK       SURPLUS   INCOME (LOSS)    EARNINGS     EQUITY
           -----       -------   -------------    --------     ------

BALANCE, JANUARY 1, 1998
         $  836,895   $3,384,06  $ 4,043,101     $19,822,763   $28,086,820
Comprehensive Income:
     Net Income                                    1,975,137     1,975,137
     Change in net unrealized appreciation
       on available-for sale securities
                                   2,349,645                     2,349,645
                                                                ----------
Total comprehensive income                                       4,324,782
   Cash dividend                                    (354,926)     (354,926)
Issuance of common stock, net
             11,221       58,187                      98,651       168,059
         ----------    ---------- -----------    -----------   -----------
BALANCE, DECEMBER 31, 1998
         $   848,116  $3,442,248  $ 6,392,746    $21,541,625   $32,224,735

Comprehensive Income:
     Net Income                                    2,379,256     2,379,256
     Change in net unrealized appreciation
       on available-for sale securities           (8,706,530)   (8,706,530)
                                                               -----------
         Total comprehensive income(loss)                       (6,327,274)
   Cash dividend                                    (358,185)     (358,185)
   Issuance of common stock, net
             15,079       149,584                    125,491       290,154
   Share exchange transaction
            291,685     4,907,760                                5,199,445
         ----------    ----------  -----------   ----------    -----------
BALANCE, DECEMBER 31, 1999
         $1,154,880    $8,499,592  $(2,313,784)  $23,688,187   $31,028,875

Comprehensive Income:
     Net Income                                    1,506,367     1,506,367
     Change in net unrealized appreciation
       on available-for sale securities
                                     5,315,191                   5,315,191
                                                               -----------
       Total comprehensive income                                6,821,558
   Cash dividend                                    (470,133)     (470,133)
   Issuance of common stock, net
              2,731         37,851                    (7,320)       33,262
   Share exchange transaction
             (6,288)      (138,337)                  (14,619)     (159,244)
         ----------     ----------  ---------    -----------   -----------
BALANCE, DECEMBER 31, 2000
         $1,151,323     $8,399,106  $3,001,407   $24,702,482   $37,254,318
         ==========     ==========  ==========   ===========   ===========



                See notes to consolidated financial statements.

                            KENTUCKY INVESTORS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998

                                   2000              1999              1998
                                   ----              ----              ----

OPERATING ACTIVITIES
   Net income                   $1,506,367        $2,379,256        $1,975,137
   Adjustments to reconcile
     net income to net cash
     provided by operating
     activities:
       Change in operating
         assets and liabilities:
         Benefit reserves       20,495,926        25,460,007        25,220,661
         Claims liability          557,990           (73,924)         (170,338)
          Other policyholder
            funds                   55,296            (7,994)          (79,384)
          Accrued investment
            income                (362,794)         (365,247)         (193,426)
          Other assets and
            other liabilities      155,186           (79,947)          646,584
          Due and deferred
            premiums               (49,651)         (310,517)         (115,790)
          Amounts recoverable
            from reinsurers         69,538        (5,284,996)       (6,411,014)
       Amortization o deferred
            acquisition costs    7,213,058         6,335,810         6,551,456
       Policy acquisition
            costs deferred      (8,526,224)       (8,407,930)       (7,060,559)
       Realized loss (gain)
            on investments         599,238            307,275         (209,187)
       Provision for deferred
            federal income taxes   672,000          1,305,000          952,000
       Federal income tax          (24,110)        (3,384,143)             -0-
       Net adjustment for
            premium and discount
            on investments          85,974            286,189          269,283
       Depreciation and other
            amortization           541,140            484,853          201,157
       Change in minority
            interest and other    (159,244)         3,627,261          487,559
                               -----------         ----------      -----------
NET CASH PROVIDED BY
   OPERATING ACTIVITIES        $22,829,690        $22,270,953      $22,064,139
                               -----------        -----------      -----------

INVESTING ACTIVITIES
   Securities available-for-sale:
     Purchases                $(31,984,036)      $(45,334,028)    $(30,462,168)
     Sales and maturities       14,481,063         27,475,182       13,194,144
   Other investments:
     Cost of acquisition        (9,477,581)        (5,568,194)      (4,857,026)
     Sales and maturities        2,601,078          3,965,182        2,300,420
     Considerations from
        assumption of Franklin
        American Life Insurance
        Company policy
        obligations              6,303,944                -0-              -0-
   Net additions to property
      and equipment               (187,129)          (794,581)        (583,872)
                              ------------        ------------    ------------
NET CASH USED BY INVESTING
  ACTIVITIES                  $(18,262,661)      $(20,256,439)    $(20,408,502)
                              ------------        ------------    ------------
FINANCING ACTIVITIES
   Receipts from universal
     life policies credited to
     policyholder account
     balances                 $  3,308,407        $  4,324,562     $ 4,356,590
   Return of policyholder
     account balances on
     Universal life policies    (8,542,770)         (6,356,764)     (6,250,442)
   Proceeds from notes
     payable                     2,000,000                 -0-             -0-
   Issuances of common stock        33,262             290,154         168,059
   Dividends                      (470,133)           (358,185)       (354,926)
                              ------------        ------------     -----------
NET CASH USED BY FINANCING
   ACTIVITIES                 $ (3,671,234)       $ (2,100,233)    $(2,080,719)
                              ------------        ------------     -----------
INCREASE (DECREASE) IN CASH   $    895,795        $    (85,719)    $  (425,082)
   Cash and cash equivalents
     at beginning of year        2,428,952           2,514,371       2,939,453
                              ------------        ------------     -----------
CASH AND CASH EQUIVALENTS AT
  END OF YEAR                 $  3,324,447        $  2,428,652     $ 2,514,371
                              ============        ============     ===========



                See notes to consolidated financial statements.


NOTE  A - Nature of Operations and Accounting Policies

Kentucky Investors, Inc. (Kentucky Investors) is the holding company of Investors Heritage Life Insurance Company (Investors Heritage), Investors Heritage Printing, Inc., a printing company and Investors Heritage Financial Services Group, Inc., an insurance marketing company. These entities are collectively hereinafter referred to as the "Company". Ninety-nine percent of Kentucky Investors operations are generated by Investors Heritage.

The Company's operations involve the sale and administration of various insurance and annuity products, including, but not limited to, participating, non-participating, whole life, limited pay, universal life, annuity contracts, Credit life, Credit Accident and Health and group insurance policies. The principal markets for the Company's products are in the Commonwealths of Kentucky and Virginia, and the states of North Carolina, South Carolina, Ohio, Indiana, Florida, Tennessee, Illinois, Georgia, West Virginia, Arizona, Michigan, Mississippi and Texas.

Basis of Presentation: The accompanying consolidated financial statements of Kentucky Investors, Inc. and subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Principles of Consolidation: The consolidated financial statements include the wholly-owned subsidiaries of Kentucky Investors which are Investors Heritage and its subsidiary, Investors Underwriters, Inc., Investors Heritage Printing, Inc. and Investors Heritage Financial Services Group, Inc. Intercompany transactions are eliminated in the Company's consolidated financial statements.

Investments:  In accordance with Statement of Financial Accounting Standards
(SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company classifies all fixed maturities and equity securities as available-for-sale. Under SFAS No. 115, securities classified as available-for-sale are carried at fair value with appreciation (depreciation) relating to temporary market value changes recorded as an adjustment to other comprehensive income.

Premiums and discounts on fixed maturity investments are amortized into income using the interest method. Anticipated prepayments on mortgage-backed securities are considered in the determination of the effective yield on such securities. If a difference arises between anticipated prepayments and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to interest income.

Realized gains and losses on the sale of investments are determined based upon the specific identification method and include provisions for other-than-temporary impairments where appropriate.

Mortgage loans, policy loans and other long-term investments are carried at unpaid balances. Short-term investments represent securities with maturity dates within one year but exceeding three months. These securities are carried at amortized cost.

Cash equivalents include money market funds on deposit at various financial institutions with contractual maturity dates within three months at the time of purchase.

Deferred Acquisition Costs: Commissions and other acquisition costs which vary with and are primarily related to the production of new business are deferred and amortized over the life of the related policies (refer to Revenues and Expenses discussed later regarding amortization methods). Recoverability of deferred acquisition costs is evaluated annually by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing balance, the difference is charged to expense.

Property and Equipment: Property and equipment is carried at cost less accumulated depreciation, using principally the straight-line method. Accumulated depreciation on property and equipment was $3,787,054 and $3,555,675 at December 31, 2000 and 1999, respectively.

Capital Leases: During 2000 the Company entered into two five-year capital leases for office equipment. Total lease payments for 2000, 1999 and 1998 relating to new and previously existing capital leases were $186,826, $163,668 and $48,646 respectively. Future minimum lease payments for 2001, 2002, 2003, 2004 and 2005 are $147,292, $32,269, $32,269, $32,269 and $8,905, respectively.
The present value of net minimum lease payments at December 31, 2000 was $230,463, which is equal to the total future minimum lease payments of $253,004 less imputed interest of $22,541. Accumulated amortization on the leased property was $357,763 and $193,099 at December 31, 2000 and 1999, respectively.

Goodwill: Goodwill is being amortized over forty years using the straight-line method. Accumulated amortization was $1,229,363 and $1,180,818 at December 31, 2000 and 1999, respectively.

Present Value of Future Profits: Present value of future profits represents the estimated value assigned to the insurance in force of the assumed policy obligations at the date of acquisition. The assigned value is amortized over the expected remaining life of the insurance in force (which approximates a weighted average of 8 years). At December 31, 2000, accumulated amortization was $55,449. Annual amortization in each of the following five years will be approximately $74,000.

Benefit Reserves and Policyholder Deposits: Reserves on traditional life and accident and health insurance products are calculated using the net level premium method based upon estimated future investment yields, mortality, withdrawals and other assumptions, including dividends on participating policies. The assumptions used for prior year issues are locked in. Current year issues are reserved for using updated assumptions determined by reviewing the Company's past experience and includes a provision for possible unfavorable deviation.

Benefit reserves and policyholder deposits on universal life and investment-type products are determined by using the retrospective deposit method and represent the policy account value before consideration of surrender charges. In addition, unearned revenues are included as a part of the benefit reserve.

The mortality assumptions for regular ordinary business are based on the 1955-60 Basic Table, Select and Ultimate, for plans issued prior to 1982, the 1965-70 Basic Table, Select and Ultimate, for plans issued in 1982 through 1984, the 1975-80 Basic Table, Select and Ultimate, for plans issued after 1984 and on the Company's experience for final expense plans.

Reinsurance: The Company assumes and cedes reinsurance under various agreements providing greater diversification of business, allowing management to control exposure to potential losses arising from large risks, and providing additional capacity for growth. Amounts recoverable from reinsurers are estimated in a manner consistent with the related liabilities associated with the reinsured policies. In accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", reserves ceded to reinsurers of $67,985,728 and $27,814,276 at December 31, 2000 and 1999,
respectively, are shown gross on the Company's balance sheet.

Unearned Premium Reserves: Credit life unearned premium reserves are calculated for level and reducing coverage using the monthly pro rata and Rule of 78's methods, respectively. Credit Accident and Health unearned premium reserves are determined based upon the Rule of 78's.

Policy Claims: Policy claims are based on reported claims plus estimated incurred but not reported claims developed from trends of historical data applied to current exposure.

Other Policyholders' Funds: Other policyholders' funds consist primarily of dividends and endowments left on deposit at interest.

Participating Policies: Participating business approximates 9% of ordinary life insurance in force. Participating dividends are accrued as declared by the Board of Directors of Investors Heritage. The liability for future policy benefits for participating policies was determined based on the Net Level Premium Reserve Method, 3% interest, and the 1941 CSO Mortality and 1958 CSO Mortality tables. All guaranteed benefits were considered in calculating these reserves. Deferred acquisition costs are amortized in proportion to expected gross profits. The average assumed investment yields used in determining expected gross profits ranged from 3.56% to 9.17% (for the current and all future years an assumed investment yield of 6.80% was utilized).

Federal Income Taxes: The Company utilizes the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes", to account for income taxes. Under such method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates.

Revenues and Expenses: Revenues on traditional life and accident and health insurance products consist of direct and assumed premiums reported as earned when due. Liabilities for future policy benefits, including unearned premium reserves on accident and health policies and unreleased profits on limited-pay life policies, are provided and acquisition costs are amortized by associating benefits and expenses with earned premiums to recognize related profits over the life of the contracts. Acquisition costs are amortized over the premium paying period using the net level premium method. Traditional life insurance products are treated as long duration contracts since they are ordinary whole life insurance products which generally remain in force for the lifetime of the insured. The accident and health insurance products are treated as long duration contracts because they are non-cancelable.

Revenues for universal life and investment-type products consist of investment income and policy charges for the cost of insurance and policy initiation and administrative fees. Expenses include interest credited to policy account balances, actual administrative expenses and benefit payments in excess of policy account balances.

Deferred acquisition costs related to universal life and investment-type products are amortized as a uniform percentage of each year's expected gross profits, over the life of the policies. Amortization is unlocked for significant changes in expected versus actual gross profits, including the effects of realized gains or losses.

Common Stock and Earnings per Share: The par value per share is $1.00 with 4,000,000 shares authorized. Earnings per share of common stock were computed based on the weighted average number of common shares outstanding during each year. The number of common shares used in this computation was 1,148,302 in 2000, 854,135 in 1999 and 843,251 in 1998. Cash dividends per share were $.38 in 2000, 1999 and 1998.

Accumulated Other Comprehensive Income(Loss): SFAS No. 130, "Reporting Comprehensive Income", requires unrealized gains or losses on available-for-sale securities to be included in other comprehensive income. The reclassification amounts (net of 34% tax) for the years ended December 31, 2000, 1999 and 1998 are summarized as follows:


                              2000           1999            1998
                              ----           ----            ----
Net unrealized gain
   (loss) arising
   during period          $ 4,629,104    $ (8,981,205)    $ 3,215,115

Reclassification
   adjustment for net
   (gains) losses included
   in net income              686,087         274,675        (123,898)

Minority interest in
   other comprehensive
   income                         -0-             -0-        (741,572)
                           -----------    -----------     -----------
Net unrealized gain
   (loss) on certain
   securities             $ 5,315,191   $  (8,706,530)    $ 2,349,645
                          ===========   =============     ===========

Reclassifications: Certain prior year amounts have been reclassified to conform to the 2000 presentations.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE  B - Acquisitions

Effective April 1, 2000, Investors Heritage assumed the covered obligations of Franklin American Life Insurance Company ("Franklin American") through an assumption reinsurance agreement with the liquidator of Franklin American, the National Organization of Life and Health Guaranty Associations ("NOLHGA") and participating life and health insurance guaranty associations. The gross acquisition price was approximately $4,400,000, subject to adjustments to be determined within 180 days from the effective date of the transaction. The difference between the fair values of assets received and liabilities assumed was recorded as the present value of future profits ("PVFP"), representing the actuarially determined present value of anticipated profits to be realized from the business, using a risk-adjusted discount rate.

In conjunction with the assumption reinsurance agreement, Investors Heritage entered into a coinsurance agreement with Scottish Annuity & Life Insurance Company (Cayman) Ltd. ("Scottish") whereby Investors Heritage ceded 85% of the assumed policy obligations from Franklin American. Pursuant to this arrangement, Investors Heritage eliminated the portion of PVFP associated with the ceded business. Benefit reserves ceded to Scottish and included in the amounts recoverable from reinsurers equaled $39,273,582 at December 31, 2000. An escrow account has been established by Scottish to secure Investors Heritage's ceded benefit obligations. During 2000, the Company received $132,840 of fee income associated with this reinsurance agreement.

On December 31, 1999 Kentucky Investors acquired the minority stockholders' common stock of Investors Heritage through a share exchange. Under the terms of this share exchange, Kentucky Investors issued 1.24 shares of common stock for every 1 share of Investors Heritage common stock held by minority stockholders. Kentucky Investors issued approximately 291,685 shares of stock with a value of approximately $6,709,000. Prior to the share exchange, Kentucky Investors owned approximately 74% of Investors Heritage. The acquisition of the remaining 26% from Investors Heritage's minority transaction; accordingly, the deferred tax liability of Kentucky Investors at the date of the acquisition was utilized to decrease the purchase price. The net purchase price for the minority stockholders' interest in Investors Heritage was approximately $5,200,000 (including costs associated with the acquisition of approximately $324,000 and reduction of the deferred tax liability of approximately $1,833,000).

NOTE  C - Investments

The Company limits credit risk by emphasizing investment grade securities and by diversifying its investment portfolio among government and corporate bonds and mortgage loans. The Company manages its fixed income portfolio to diversify between and within industry sectors. Mortgage loans are issued at loan to value ratios not exceeding 80 percent. Approximately $11,578,000 of the loans outstanding at December 31, 2000 were to borrowers located in Kentucky. All loans are secured by a first mortgage on the property.

Investments in available-for-sale securities are summarized as follows:

2000                                Gross        Gross
                     Amortized    Unrealized   Unrealized      Fair
                        Cost        Gains       Losses        Value
                        ----        -----       ------        -----
Available-for-sale
securities:
U.S. Government
   Obligations       $ 30,940,882  $1,002,385   $  20,817  $ 31,922,450
States & Political
   Subdivisions           992,029      12,081         -0-     1,004,110
Corporate             115,630,291   3,084,247   1,089,950   117,624,588
Foreign                20,618,688     678,728      94,327    21,203,089
Mortgage-Backed
   Securities          47,801,768     998,015     107,318    48,692,465
                     ------------ -----------  ----------  ------------
Total Fixed Maturity
   Securities        $215,983,882  $5,775,456  $1,312,412  $220,446,702
Equity Securities         845,735     526,402       5,155     1,366,982
                     ------------ -----------  ----------  ------------
Total                $216,829,393  $6,301,858  $1,317,567  $221,813,684
                     ============  ==========  ==========  ============


1999                                Gross        Gross
                     Amortized    Unrealized   Unrealized      Fair
                        Cost        Gains       Losses        Value
                        ----        -----       ------        -----
Available-for-sale
securities:
U.S. Government
   Obligations       $ 29,645,625   $  160,724  $  523.259  $ 29.283,090
States & Political
   Subdivisions         1,990,263        4,112      14,615     1,979,760
Corporate             106,945,355      195,430   2,437,705   104,703,080
Foreign                19,542,937          -0-     554,527    18,988,410
Mortgage-Backed
   Securities          40,823,916       75,918     844,668    40,055,166
                     ------------   ----------  ----------  ------------
Total Fixed Maturity
   Securities        $198,948,096   $  436,184  $4,374,774  $195,009,506
Equity Securities       1,150,392    1,253,859      40,387     2,363,864
                     ------------   ----------  ----------  ------------
Total                $200,098,488   $1,690,043  $4,415,161  $197,373,370
                     ============   ==========  ==========  ============

In accordance with SFAS No. 115, net unrealized gains (losses) for investments classified as available-for-sale are shown, net of the effect on deferred income taxes and deferred policy acquisition costs assuming that the appreciation (depreciation) had been realized. A summary follows:

                                             December 31
                                        2000              1999
                                        ----              ----

Net unrealized appreciation
(depreciation) on
   Available-for-sale securities   $4,984,291        $(2,725,118)
   Adjustment to deferred
     acquisition costs               (436,708)           254,879
   Deferred income taxes           (1,546,176            156,455
                                   ----------        -----------
Net unrealized appreciation
   (depreciation) on
   Available-for-sale securities   $3,001,407        $(2,313,784)
                                   ==========        ===========

The amortized cost and fair value of debt securities at December 31, 2000, by contractual maturity, are presented below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                    Available-for-Sale
                                  Amortized         Fair
                                    Cost           Value
                                    ----           -----

Due in one year or less        $  7,042,130     $7,096,307
Due after one year through
   five years                    30,221,089     30,889,675
Due after five years
   through ten years             76,168,108     77,869,033
Due after ten years              42,933,920     43,772,075
Due at multiple maturity
   dates                         59,618,411     60,819,612
                               ------------   ------------
Total                          $215,983,658   $220,446,702
                               ============   ============


Proceeds during 2000, 1999 and 1998 from sales and maturities of investments in available-for-sale securities were $14,481,063, $27,473,932 and $13,194,150, respectively. Gross gains of $853,970, $121,729 and $162,746 and gross losses of $1,540,057, $396,404 and $38,848 were realized on those sales during 2000, 1999 and 1998, respectively.

Presented below is investment information, including the accumulated and annual change in net unrealized investment gain or loss. Additionally, the table below shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 2000, 1999 and 1998:

                           2000           1999          1998
                           ----           ----          ----

Change in unrealized
investment
     gain (loss):
   Available-for-sale:
     Debt securities    $ 8,401,634   $(15,963,266)   $4,921,880
     Equity securities     (692,231)    (1,251,285)      207,845
Realized investment
gain (loss):
   Available-for-sale:
     Debt securities    $(1,461,834)  $   (276,554)   $  123,892
     Equity securities      775,747          1,879             6

Major categories of investment income are summarized as follows:

                           2000          1999          1998
                           ----          ----          ----

Fixed maturities        $14,829,680   $13,489,661   $12,442,337
Mortgage loans on
   real estate            1,763,981     1,324,602     1,311,727
Other                     1,022,273       952,956       932,821
                        -----------   -----------   -----------
                        $17,615,934   $15,767,219   $14,686,885
Investment expenses         598,211       555,255       519,653
                        -----------   -----------   -----------
                        $17,017,723   $15,211,964   $14,167,232
                        ===========   ===========   ===========

The Company is required to hold assets on deposit for the benefit of policyholders in accordance with statutory rules and regulations. At December 31, 2000 and 1999, these required deposits had book values of $23,322,627 and $23,619,365, respectively.


NOTE  D - Fair Values of Financial Instruments

The following disclosure of the estimated fair values of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was necessarily required to interpret market data to develop these estimates. Accordingly, the estimates are not necessarily indicative of the amounts which could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the fair value amounts.


                                          December 31
                                          -----------

                                 2000                     1999
                                 ----                     ----

                          Carrying      Fair      Carrying      Fair
                            Value       Value       Value       Value
                            -----       -----       -----       -----
Assets:
   Fixed maturities     $220,446,702 $220,446,701 $195,009,506 $195,009,506
   Equity securities       1,366,982    1,366,982    2,363,864    2,363,864
   Mortgages on real
      estate:
      Commercial          22,207,606   22,785,340   16,556,357   16,888,874
      Residential          1,656,685    1,713,032    1,239,242    1,272,462
   Policy loans            7,760,207    7,760,207    7,379,349    7,379,349
   Other long-term
      investments            428,042      428,042      528,850      528,850
   Short-term
      investments          1,890,815    1,890,815    1,037,081    1,037,081
   Cash and cash
      equivalents          3,324,447    3,324,447    2,428,652    2,428,652
   Accrued investment
      income               3,826,971    3,826,971    3,464,177    3,464,177

Liabilities:
   Policyholder deposits
      (investment-type
      contracts)         $79,998,756  $75,168,177  $57,635,081  $53,475,174
   Policy claims           2,570,382    2,570,382    2,012,392    2,012,392
   Obligations under
      capital leases         228,991      228,991      264,324      264,324
   Notes payable           2,000,000    2,000,000          -0-          -0-

The following methods and assumptions were used in estimating the "fair value" disclosures for financial instruments in the accompanying financial statements and notes thereto:

Cash, cash equivalents, short-term investments, policy loans, accrued investment income and other long-term investments: The carrying amounts reported for these financial instruments approximate their fair values.

Fixed maturities and equity securities: The fair values for fixed maturities and equity securities (including redeemable preferred stocks) are based on quoted market prices.

Mortgage loans: The fair values for mortgage loans are estimated using discounted cash flow analyses, using the actual spot rate yield curve in effect at December 31.

Investment-type contracts: The fair values for the liabilities under investment-type insurance contracts are calculated as surrender values on these contracts.

Policy claims, obligations under capital leases and notes payable: The carrying amounts reported for these liabilities approximate their fair value.

The fair values for insurance contracts other than investment contracts are not required to be disclosed under SFAS No. 107.


NOTE  E - Federal Income Tax

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31 are as follows:


                                       2000           1999
                                       ----           ----

Deferred tax liabilities:
   Policy acquisition costs         $5,901,000      $5,700,000
   Net unrealized gain on
      available-for-sale securities  1,546,000             -0-
   Other                             1,928,000       2,877,000
                                    ----------      ----------
     Total deferred tax
      liabilities                   $9,375,000      $8,577,000
Deferred tax assets:
   Benefit reserves                 $3,774,000      $4,841,000
   Net unrealized loss on
     available-for-sale securities         -0-         840,000
   Other                             1,791,000       2,120,000
                                    ----------      ----------
     Total deferred tax assets      $5,565,000      $7,801,000
     Valuation allowance for
       deferred tax assets                 -0-        (684,000)
                                    ----------      ----------
     Net deferred tax assets        $5,565,000      $7,117,000
                                    ----------      ----------
     Net deferred tax liabilities   $3,810,000      $1,460,000
                                    ==========      ==========

A valuation allowance was recorded on the net deferred tax asset related to the net unrealized loss on available-for-sale securities. The valuation allowance was established to record the net asset at its estimated realizable value.

Federal income taxes in the consolidated balance sheets include deferred taxes and taxes currently payable.

The reconciliation of income tax attributable to operations computed at the federal statutory tax rate to income tax expense is:

                                2000         1999       1998
                                ----         ----       ----
Statutory federal income tax
   rate                        35.0 %       35.0 %     35.0 %
Graduated tax rate             (1.0)%       (1.0)%     (1.0)%
Small life insurance company
   deduction                     .0 %       (3.9)%     (7.5)%
Dividend exclusion and tax-
   exempt income                (.9)%        (.5)%      (.6)%
Alternative minimum taxes        .0 %         .8 %      1.4 %
Purchase accounting
   differences                   .7 %         .5 %       .6 %
Other, net                      3.3 %         .2 %       .4 %
Consolidating adjustments      (4.2)%        2.5 %      4.5 %
                               ------      -------     ------
   Effective income tax rate   32.9 %       33.6 %     32.8 %

At December 31, 2000 approximately $4,000,000 of the retained earnings of the Company represents earnings prior to 1984 which accumulated in an account known as policyholders' surplus, which was not subject to income taxation. In certain circumstances, including if distributions are made to stockholders in excess of approximately $27,500,000, the Company could be subject to additional federal income tax unrelated to its normal taxable income. No provision for such income tax has been made at December 31, 2000.

The Company made income tax payments of $272,364, $343,153 and $286,653 in 2000, 1999 and 1998, respectively.


NOTE  F - Notes Payable

On December 27, 2000, the Company entered into long-term debt with Fifth Third Bank in the amount of $2,000,000, at an interest rate of 8.5%, due on December 27, 2005. The funds were used to retire notes payable and to issue a surplus note to its subsidiary, Investors Heritage. The note calls for Investors Heritage to pay, on or before the first day of each quarter, interest at an 8.5% annual rate, upon prior approval by the Kentucky Department of Insurance. Such interest may be paid out of Investors Heritage's earned surplus, operating income, or paid-in and contributed surplus.

NOTE  G - Employee Benefit Plans

The Company participates in a noncontributory retirement plan which covers substantially all employees. Benefits are based on years of service and the highest consecutive 60 months average earnings within the last 120 months of credited service. Benefits are funded based on actuarially-determined amounts.

The following tables provide additional details for the Company on a consolidated basis.


                                  2000          1999         1998
                                  ----          ----         ----
Change in benefit obligation:
   Benefit obligation at
      beginning of year        $6,792,209    $6,011,932   $5,662,063
   Service cost                   291,466       284,761      251,795
   Interest cost                  525,402       462,102      430,739
   Actuarial loss                 206,174       147,391       72,114
   Benefits paid                 (412,000)     (113,977)    (404,779)
                               ----------    ----------   ----------
   Benefit obligation
      at end of year           $7,403,251    $6,792,209   $6,011,932
                               ----------    ----------   ----------

Change in plan assets:
   Fair value of plan assets
      at beginning of year     $ 5,855,055    $5,087,542   $4,771,638
   Actual return on plan
      assets                       372,886       581,490      468,683
   Employer contribution           312,000       300,000      252,000
   Benefits paid                  (412,000)     (113,977)    (404,779)
                               -----------    ----------   ----------
   Fair value of plan assets
      at end of year           $ 6,127,941    $5,855,055   $5,087,542
                               -----------    ----------   ----------

   Funded status               $(1,275,310)   $ (937,154)  $ (924,390)
   Unrecognized net actuarial
      loss                       1,298,935     1,009,044    1,065,329
   Unrecognized transition
      asset                        (34,143)      (68,287)    (102,430)
   Unrecognized prior service
      credit                      (126,367)     (161,470)    (196,573)
                                ----------    ----------   ----------
   Accrued pension cost         $ (136,885)   $ (157,867)  $ (158,064)
                                ==========    ==========   ==========
Components of net periodic
   benefit cost:
   Service cost                 $  291,466     $ 284,761    $ 251,795
   Interest cost                   525,402       462,102      430,739
   Expected return on plan
      assets                      (525,433)     (457,692)    (468,683)
   Recognized net loss              68,830        79,878      122,318
   Amortization of prior
      service cost                 (35,103)      (35,103)     (35,103)
   Amortization of transition
      asset                        (34,144)      (34,143)     (34,144)
                                ----------     ---------    ---------
   Net periodic benefit cost    $  291,018     $ 299,803    $ 266,922
                                ==========     =========    =========

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 2000 and 1999. The rate of increase in future compensation levels was 5% for 2000, 1999 and 1998. The expected long-term rate of return on plan assets was 9% in 2000, 1999 and 1998. Plan assets represent a deposit administration fund of Investors Heritage.

The Company also sponsors a 401(k) defined contribution plan. Matching contributions to the plan expensed for 2000, 1999 and 1998 were $218,041, $204,112, and $186,000, respectively.


NOTE  H - Stockholders' Equity and Dividend Restrictions

Statutory restrictions limit the amount of dividends which may be paid by Investors Heritage. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lessor of (a) 10 percent of statutory stockholders' equity as of the preceding December 31, or (b) statutory net income for the preceding year. In addition, dividends are limited to the amount of unassigned surplus reported for statutory purposes, which was $6,590,617 at December 31, 2000.

The Company's 1999 stock option and stock appreciation rights plan became effective as of September 16, 1999. The 1999 plan authorizes the Company's board to grant non-qualified stock options to the Company's and its subsidiaries' key employees and non-employee directors. The Company authorized for issuance a total of 250,000 shares of common stock under the 1999 plan and granted options to purchase 75,000 shares of common stock at $23.00 per share, all of which will vest on September 24, 2001.

The Company accounts for its stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". No compensation expense has been recognized for these stock options. The effect of applying the fair value method of accounting for the Company's stock based awards results in net income and earnings per share that are not materially different from the amounts reported.


NOTE  I - Statutory Accounting Practices

Investors Heritage's statutory-basis capital and surplus was $12,504,973 and $13,072,059 at December 31, 2000 and 1999, respectively. Statutory-basis net income (loss) was $(335,535), $1,003,580 and $1,297,550 for 2000, 1999 and 1998,
respectively.

Principle adjustments to statutory amounts to derive GAAP amounts include: a) costs of acquiring new policies are deferred and amortized; b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; c) deferred income taxes are provided; d) value of business acquired and goodwill are established for acquired companies and e) accounting for certain investments in debt securities.

Investors Heritage is domiciled in the Commonwealth of Kentucky and prepares its statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Kentucky Department of Insurance (the "Department"). Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future. In 1998, the NAIC adopted codified statutory accounting principles ("Codification") which revised the Accounting Practices and Procedures Manual to be effective beginning in 2001. Kentucky has adopted the provisions of the revised manual, except where state law differs. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that Investors Heritage uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual, as modified by the Kentucky Department of Insurance will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in Investors Heritage's statutory-basis capital and surplus.


NOTE  J - Segment and Reinsurance Data

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires a "management approach" (how management internally evaluates the operating performance of its business units) in the presentation of business segments. The segment data that follows has been prepared in accordance with SFAS No. 131.

The Company operates in four segments as shown in the following table. All segments include both individual and group insurance. Identifiable revenues, expenses and assets are assigned directly to the applicable segment. Net investment income and invested assets are generally allocated to the insurance and the corporate segments in proportion to policy liabilities and stockholders' equity, respectively. Certain assets, such as property and equipment and leased property under capital leases, are assigned to the Corporate segment. Goodwill has been allocated to the insurance lines based upon the mix of business of companies acquired. Results for the parent company, Investors Heritage Printing, Inc. and Investors Heritage Financial Services Group, Inc. after elimination of inter-company amounts, are allocated to the Corporate segment.

                                  2000        1999          1998
                                  ----        ----          ----
                                        (000's omitted)

Revenue:
   Preneed & Burial Products   $ 50,529    $ 47,158      $ 41,319
   Traditional & Universal
      Life Products              13,007      13,573        14,146
   Credit Insurance Products &
      Administrative Services       423         345           307
   Corporate & other              1,468       1,696         1,936
                               --------    --------      --------
                               $ 65,427    $ 62,772      $ 57,708
                               ========    ========      ========
Pre-Tax Income from
Operations:
   Preneed & Burial Products   $  1,358    $  3,590      $  2,408
   Traditional & Universal
      Life Products                 667       1,047         1,194
   Credit Insurance Products &
      Administrative Services       113         (43)         (142)
   Corporate & other                106         258           550
                               --------    --------      --------
                               $  2,244    $  4,852      $  4,010
                               ========    ========      ========
Assets:
   Preneed & Burial Products   $216,149    $152,096      $139,993
   Traditional & Universal       69,361      73,117        75,168
Life Products
   Credit Insurance Products &
     Administrative Services     27,413      27,151        21,987
   Corporate & other             53,013      38,851        51,221
                               --------    --------      --------
                               $365,936    $291,215      $288,369
                               ========    ========      ========

Amortization and Depreciation
Expense:
   Preneed & Burial Products   $  5,514    $  4,249      $  4,095
   Traditional & Universal        1,789       2,094         2,265
      Life Products
   Credit Insurance Products &
      Administrative Services        11          33           149
   Corporate & other                440         445           431
                               --------    --------      --------
                               $  7,754    $  6,821      $  6,940
                               ========    ========      ========

The Company ceded 100% of the risks associated with its Credit Life and Accident insurance written during 2000, 1999 and 1998 through coinsurance agreements with various companies. The Company administers the ceded Credit life and accident insurance for an agreed-upon fee. During 2000, 1999 and 1998, the Company received $698,513, $733,682 and $612,081, respectively, of fee income associated with these reinsurance arrangements which is recognized in the Credit Insurance Products & Administrative Services and Corporate & other lines of the preceding table. Ceded benefit and claim reserves associated with these reinsurance arrangements at December 31, 2000, 1999 and 1998 were $22,973,197, $21,988,882 and $17,310,827, respectively. Additionally, the Company utilizes yearly renewable term reinsurance to cede life insurance coverage in excess of
its retention limit which has been set at $100,000.   (Refer to footnote B for
information relating to reinsurance associated with its purchase of Franklin American policy obligations.)

Total premiums ceded amounted to $19,372,000, $19,575,000 and $18,123,000 in
2000, 1999 and 1998, respectively and commissions and expense allowances received were $8,993,000, $11,449,000 and $10,900,000 in 2000, 1999 and 1998,
respectively. Unearned premium reserves were reduced by $23,756,000 and $24,071,000 at December 31, 2000 and 1999, respectively, for credit-related reinsurance transactions. Benefit recoveries associated with the Company's ceded reinsurance contracts were $7,786,000, $3,145,000 and $2,403,000 in 2000,
1999 and 1998, respectively. The Company remains contingently liable on all ceded insurance should any reinsurer be unable to meet their obligations. Assumed reinsurance premiums were $2,375,000, $2,618,000 and $2,787,000 in 2000,
1999 and 1998, respectively.


NOTE K - Contingent Liabilities

The Company is named as a defendant in a number of legal actions arising primarily from claims made under insurance policies. Management and its legal counsel are of the opinion that the settlement of those actions will not have a material adverse effect on financial position or results of operations.

In most of the states in which the Company is licensed to do business, guaranty fund assessments may be taken as a credit against premium taxes over a five year period. These assessments, brought about by the insolvency of life and health insurers, are levied at the discretion of the various state guaranty fund associations to cover association obligations. It is management's opinion that the effect of any future assessments would not be material on the financial position or results of operations of the Company because of the use of premium tax off-sets.


NOTE L - Quarterly Financial Data (Unaudited)

The following tables show the unaudited quarterly financial data for the Company.

2000                   1st            2nd           3rd           4th
                     Quarter        Quarter       Quarter       Quarter
                     -------        -------       -------       -------

Premiums           $12,072,877   $11,893,188   $12,786,790   $11,186,544
Total Revenue       16,491,433    16,317,696    17,440,685    15,177,250
Net Income             600,996       535,600       659,299      (289,528)
Earnings Per Share        0.52          0.47          0.57         (0.25)


1999                    1st           2nd           3rd          4th
                      Quarter       Quarter       Quarter      Quarter
                      -------       -------       -------      -------

Premiums            $10,871,846   $11,803,041   $12,871,624   $11,361,131
Total Revenue        14,764,042     15,680,00     16,926,70    15,400,914
Net Income              509,479       485,500       794,252       635,025
Earnings Per Share         0.60          0.57          0.93          0.69



STOCK PRICES
================================================================

OTC BULLETIN BOARD MARKET QUOTATIONS
------------------------------------


2000 Market Price Range

 March           June               Sept.            Dec.
19 - 23      20 - 20 1/2      20 1/4 - 20 1/2   20 1/2 - 20 3/4

2000 Annual Dividend Per Share - $.38
-------------------------------------------------------------------

1999 Market Price Range

 March           June               Sept.            Dec.
18 - 18        18 - 21             21 - 23        23 - 23 1/2

1999 Annual Dividend Per Share - $.38
-------------------------------------------------------------------

The stock of Kentucky Investors is quoted on the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The symbol for Kentucky Investors is KINV.

The 2001 cash dividend to be paid to its stockholders by Kentucky Investors on April 6, 2001 is $.38 per share.


ANNUAL MEETING
=====================================================================

The 2001 meeting of shareholders of Kentucky Investors, Inc. is scheduled for 11 a.m. on Thursday, May 10, 2001 at the company auditorium, Second and Shelby Streets, Frankfort, Kentucky.


FORM 10-K
======================================================================

A copy of the Form 10-K Annual Report to the Securities and Exchange Commission for the Company can be obtained upon request to the Secretary.


TRANSFER AGENT
=======================================================================

Investors Heritage Life Insurance Company
Stock Transfer Department
P.O. Box 717
Frankfort, Kentucky 40602-0717

(502) 223-2364, ext. 1009